FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Board appointments”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Board appointments

Basel, Switzerland, 2 September 2005

Syngenta announced today that for health reasons, Heinz Imhof has decided to resign as Chairman of the Board.

The Board has appointed Martin Taylor, currently Vice Chairman, as non-executive Chairman. Rupert Gasser has been appointed Vice Chairman.

The Board would like to express its warmest thanks and appreciation to Heinz Imhof for his role in leading the formation and listing of Syngenta in 2000 and his important contribution as Chairman since its creation. It wishes him a long and happy retirement.

Martin Taylor (53) has been a member of the Board since the creation of Syngenta and has a broad knowledge of the Company as well as extensive international business experience. From 2000 until 2004 he was a member of the Audit Committee. In 2004 he was appointed Vice Chairman and member of the Chairman’s and Compensation Committees. Martin Taylor is currently an advisor to Goldman Sachs International and a Vice Chairman of RTL Group SA.

Rupert Gasser (66) has been a member of the Board since 2002. He is currently a member of the Scientific Advisory Board of Alcon Laboratories Inc. and President of Nestec SA.

Commenting on today’s announcement, Martin Taylor said: “The Board wishes Heinz Imhof a speedy and complete recovery.” He added: “I very much look forward to working with Michael Pragnell, CEO and his outstanding leadership team during Syngenta’s next phase of evolution.”

Martin Taylor: additional information

Martin Taylor's career has spanned the worlds of finance, industry, public policy and journalism.

After studying Chinese at Oxford University he worked for Reuters in Paris, Frankfurt and London, before moving to the Financial Times where he wrote for the Lex column.

In 1982, at the age of 30, he went to work for Courtaulds plc, becoming responsible for the textile division in 1987. This business was spun off as Courtaulds Textiles plc in 1990 with Martin as its Chief Executive. At the end of 1993 he became CEO of Barclays plc and served there for five years.

Syngenta – 2 September 2005 / Page 1 of 2

Since 1999 he has been an adviser to Goldman Sachs International, where he chairs the asset management company and the audit and compliance committee. He has held non-executive posts at the British retailer WHSmith plc (Chairman, 1999-2003), the Luxembourg-based media company RTL Group sa, where he is currently Vice Chairman, and the US biotech company Antigenics Inc. He chairs the pension trust at WHSmith.

He has advised the British Government on a number of financial policy issues, and was for five years a member of its Council for Science and Technology. He was also Chairman of the Commission set up by the UK Institute of Public Policy Research on public/private partnerships.

Martin Taylor has two daughters in their twenties and a four-year-old son. He travels enthusiastically and is interested in art, language, music, literature and architecture.

He speaks French, German and Italian in addition to English, his mother tongue.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Rainer von Mielecki	Tel:	+41 (61) 323 2323
	USA:	Sarah Hull	Tel:	+1 (202) 628 2372

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel:	+41 (61) 323 7502
		Jennifer Gough	Tel:	+41 (61) 323 5059
	USA:	Rhonda Chiger	Tel:	+1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – 2 September 2005 / page 2 of 2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	September 2, 2005	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary